UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 4)

NPS PHARMACEUTICALS, INC.

(Name of Subject Company)

NPS PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

62936P103
(CUSIP Number of Class of Securities)

Christine Mikail
Senior Vice President, Legal Affairs, General Counsel and Corporate Secretary
NPS Pharmaceuticals, Inc.
550 Hills Drive
Bedminster, New Jersey 07921
(908) 450-5300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Eileen Nugent Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 573-4800

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by NPS Pharmaceuticals, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on January 23, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Knight Newco 2, Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of each of Shire Pharmaceutical Holdings Ireland Limited (“SPHIL”), a company incorporated in Ireland, and Shire plc (“Shire”), a company incorporated in Jersey, Channel Islands, pursuant to which Purchaser has offered to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), for $46.00 per Share, net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2015, and in the related Letter of Transmittal, each of which is attached to the Tender Offer Statement on Schedule TO filed with the SEC on January 23, 2015, by Purchaser, SPHIL and Shire.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule 14D-9.

Item 4.                                   The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the fourth sentence in the fourth paragraph in the section entitled “The Solicitation or Recommendation—Background of the Offer; Reasons for Recommendation—Background of the Offer” as follows:

“The Board then discussed the unsolicited outreach by Party A, including that due to Party A’s lack of ability to finance an all-cash offer to acquire the Company, any possible combination likely could only occur by means of a partial or full stock-for-stock transaction, and the directors other than Director A unanimously determined that such a combination was not strategically attractive to, or in the best interests of, the Company or its stockholders based on a lack of strategic fit.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing in their entirety the third and fourth sentences in the ninth paragraph in the section entitled “The Solicitation or Recommendation—Background of the Offer; Reasons for Recommendation—Background of the Offer” as follows:

“The Strategic Committee reviewed the updated long-range plan, as well as Company management’s plan to provide external 2015 financial guidance around the time of the J.P. Morgan Annual Healthcare Conference in mid-January (consistent with historic practice), which, given the Company’s projections, would include guidance of product revenues less than, and operating expenses greater than, analyst consensus estimates, and potential regulatory and execution risks of Natpara and Natpar, could affect the Company’s share price. Representatives of Goldman Sachs and Leerink reviewed their preliminary financial analysis, including certain valuation considerations and also provided a list of 47 biopharmaceutical companies, each with a market capitalization over $5 billion, 14 of which were identified on the list as “Tier 1 Potential Buyers” and 4 of which (included as Tier 1 Potential Buyers) previously had expressed interest in the Company.  The Strategic Committee discussed Shire’s proposal as well as the Company’s future prospects as a standalone entity and other potential strategic alternatives available to the Company, including the potential for the Company to pursue larger-scale acquisitions of assets or a merger of equals to increase the scale and breadth of the Company’s product portfolio.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following sentence after the second sentence in the twenty-second paragraph in the section entitled “The Solicitation or Recommendation—Background of the Offer; Reasons for Recommendation—Background of the Offer”:

“When Dr. Nader suggested that he personally could support a transaction between $47.00 and $48.00 per Share, Dr. Ornskov indicated that Shire would not proceed with a transaction at that range.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the twenty-third paragraph in the section entitled “The Solicitation or Recommendation—Background of the Offer; Reasons for Recommendation—Background of the Offer” as follows:

“On January 2, 2015, the Strategic Committee convened by teleconference. Certain members of the Company’s senior management and representatives of Goldman Sachs, Leerink and Skadden Arps also participated in the meeting, at the Strategic Committee’s invitation. Dr. Nader described in detail the conversation with Dr. Ornskov to the Strategic Committee. The Strategic Committee members expressed their preliminary views regarding the offer and discussed the Company’s strategic plan and the risks and potential rewards to the Company’s stockholders of remaining an independent company, including that the Company would be facing headwinds over the next twelve to twenty-four months, including a slower than anticipated sales trajectory for Gattex/Revestive, higher operating expenses, increases in working capital and other areas of execution risk, which could result in the Company losing market capitalization and require a financing. The Strategic Committee further discussed that it appeared that Shire was prepared to fully accept any risk of the decisions made by the FDA for Natpara and thus provide certainty to the Company’s stockholders through the $46.00 per Share proposal. The Strategic Committee members extensively discussed the offer from Shire at $46.00 per Share in cash, and reviewed with Goldman Sachs and Leerink the financial analysis, including valuation considerations, they previously provided. Following such discussion, the Strategic Committee determined that the $46.00 per Share offer, coupled with Shire’s willingness to assume the full risk of any decisions made by the FDA with respect to Natpara (i.e., Shire would not be permitted to refuse to close the transaction or terminate the transaction agreement as a result of any decision or action, or inaction, by the FDA with respect to Natpara), was very compelling and, considering the headwinds, execution risks and other potential effects on the Company’s share price, the Strategic Committee determined that moving forward expeditiously and in accordance with Shire’s requested timeframe was in the best interests of the Company’s stockholders. The Strategic Committee discussed the risks and benefits of conducting a pre-signing market check, particularly in light of the pressures being felt by the Company’s businesses as a result of the market rumors of a possible transaction and the risks associated with Shire potentially withdrawing from negotiations. Goldman Sachs and Leerink identified for the Strategic Committee’s consideration 14 other strategic parties that potentially could be interested in a transaction with the Company. No financial sponsors were presented for consideration because it was believed that, based on the Company’s business profile, no financial sponsor would be interested in or have the ability to finance an acquisition of the Company. The Strategic Committee determined to conduct a market check of nine strategic parties that the Strategic Committee, based in part on the advice of Goldman Sachs and Leerink, believed would be capable of and potentially interested in consummating an acquisition of the Company. In light of certain publicly announced strategic decisions by its board of directors demonstrating that it was not capable of pursuing a combination with the Company, Party A was not included in the market check. The Strategic Committee also determined to inform Director A at the appropriate time of the Board meetings at which a merger agreement would be potentially approved, and to invite Director A to such meetings. The Strategic Committee requested that Dr. Nader confirm with Dr. Ornskov that Shire would agree to assume the full risk of any action taken by the FDA with respect to Natpara. The Strategic Committee directed Dr. Nader, contingent upon such confirmation from Shire, to inform Dr. Ornskov that the Company was prepared to move forward in negotiating a merger agreement in connection with a transaction to acquire the Company at $46.00 per Share in cash.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following sentences at the end of the twenty-fifth paragraph in the section entitled “The Solicitation or Recommendation—Background of the Offer; Reasons for Recommendation—Background of the Offer”:

“Without disclosing Shire’s identity or the specific terms of Shire’s proposal (including the offer price of $46.00) to these nine strategic parties, Goldman Sachs and Leerink provided guidance on the offer price to each of these parties and requested that the parties respond within one week. In response, none of the parties indicated that they could make a proposal at a value that would be competitive.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the twenty-ninth paragraph in the section entitled “The Solicitation or Recommendation—Background of the Offer; Reasons for Recommendation—Background of the Offer” as follows:

“Also on January 5, 2015, four of the nine strategic parties contacted in the market check process, including Party B and another party which had previously expressed interest in the Company, notified the Company’s financial advisors that they declined to pursue a transaction with the Company.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following sentence after the third sentence in the thirty-first paragraph in the section entitled “The Solicitation or Recommendation—Background of the Offer; Reasons for Recommendation—Background of the Offer”:

“The reasons generally given by some parties for not pursuing a transaction with the Company included an unwillingness to enter into a transaction in advance of (and take the risk of) the FDA’s decision with respect to Natpara (expected to occur on the PDUFA action date of January 24, 2015), a desire to evaluate the Natpara launch and sales trends, and a belief that, irrespective of the results for Natpara, an offer could not be made at a significant premium above the current trading price.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following paragraph after the thirty-second paragraph in the section entitled “The Solicitation or Recommendation—Background of the Offer; Reasons for Recommendation—Background of the Offer”:

“Also on January 7, 2015, the Strategic Committee convened by teleconference.  Certain members of the Company’s senior management and representatives of Skadden Arps and Frederick W. Cook & Co., an employee compensation consultant previously retained by the Board’s compensation committee, participated in the meeting at the Strategic Committee’s request.  The Strategic Committee discussed certain matters with the respective advisors, including that, as part of a process to update the Company’s Change in Control Severance Pay Plan because of the complexity and difficulty employees had understanding such plan (which process had begun before Shire initiated discussions regarding the potential transaction), management was working with the Company’s legal advisors to create a revised and updated plan to ensure that its terms were clear and consistent with the proposed transaction with Shire. Also at the meeting, the Strategic Committee discussed two pools of non-executive employees who Company management believed should be entitled to retention payments, including critical new hires (including members of the Natpara sales team) who were not scheduled to receive stock options until January 15, 2015 and approximately 65 employees (including members of the Gattex sales team) considered critical to the Company’s operation through and beyond closing. The Strategic Committee approved of the Compensation Committee’s grant of such retention payments, noting that they were important to avoid disruption to the Company prior to the closing of a potential transaction and to incentivize employees to work toward the closing of a potential transaction.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following sentences at the end of the section entitled “The Solicitation or Recommendation—Background of the Offer; Reasons for Recommendation—Reasons for the Recommendation—Opinions of Financial Advisors”:

“The Board also considered that neither Goldman Sachs nor Leerink had any conflicts that would prevent either of them from serving as the Company’s financial advisors in connection with the Offer and Merger and delivering their respective opinions.  Prior to approving the Merger Agreement and the transactions contemplated therein, the Board was aware of Goldman Sachs’ services for Shire as disclosed below under “—Opinion of Goldman Sachs,” and, in connection with the Company’s engagement of Goldman Sachs, Goldman Sachs informed the Board that no member of the Goldman Sachs team working on the engagement with the Company had worked for Shire in connection with a proposed transaction with AbbVie, Inc., and that Goldman Sachs’ internal records reflected that, as of January 5, 2015, no current member of the Goldman Sachs team working on the engagement owned any direct debt, equity, derivatives or convertible instruments (“investment”), with a value in excess of $10,000 in Shire and neither funds in which Goldman Sachs’ Investment Banking Division has a direct investment nor funds managed by Goldman Sachs’ Merchant Banking Division had a direct investment in Shire.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the first paragraph in the section entitled “The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Summary of Financial Analyses—Implied Transaction Premia and Multiples Analysis” as follows:

“Goldman Sachs and Leerink analyzed the $46.00 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement in relation to (i) the closing Share price on November 13, 2014, the date prior to receipt of Shire’s initial proposal, (ii) the closing Share price on December 16, 2014, the last trading date prior to press reports of Shire’s interest in an acquisition of the Company published on December 17, 2014, on which date the Shares closed up approximately 18.5% from the closing Share price on December 16, 2014 on trading volume that was approximately 250% above the average daily trading volume for the Shares over the prior three month period, (iii) the volume weighted average price for the Shares for the one-month and three-month periods ended as of December 16, 2014, and the high price for the Shares for the 52-week period ended as of December 16, 2014, and (iv) the volume weighted average price for the Shares for the one-month and three-month periods ended as of December 31, 2014, and the high price for the Shares for the 52-week period ended as of December 31, 2014.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the first paragraph and the table immediately following (and related footnotes) in the section entitled “The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Summary of Financial Analyses—Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis” as follows:

“Goldman Sachs and Leerink performed an illustrative sum-of-the-parts discounted cash flow analysis of the Company to derive a range of illustrative present values per Share. Using discount rates ranging from 10.0% to 12.0%, reflecting an estimate of the Company’s weighted average cost of capital, which was derived by application of the Capital Asset Pricing Model, taking into account certain Company-specific metrics, including a target capital structure for the Company, the estimated cost to the Company of long-term debt, an assumed return on cash, if any, a forecast tax rate and predictive beta, as well as certain financial metrics for the United States financial markets generally, Goldman Sachs and Leerink discounted to present value as of December 31, 2014, (i) estimates of the unlevered free cash flow to be generated by the Company from the following products and product candidates from December 31, 2014 through the end of their respective forecast periods, as reflected in the Management Risk-Adjusted Forecasts as indicated below* and (ii) a range of illustrative terminal values for each of the products and product candidates (other than Sensipar®) as of the end of their respective forecasts periods applying terminal rates of decline estimated by the Company’s management and, with respect to certain products and product candidates, sensitivity cases under which both higher (upside case) and lower (downside case) terminal rates of decline were applied with respect to the period after the respective forecast period, as indicated below. For purposes of this analysis, unlevered free cash flow with respect to the Company’s products and product candidates was defined as revenue generated from the applicable product, less expenses allocable to the product, adjusted to reflect changes in working capital allocable to the product.

Product/Product Candidate	Last Year of Forecast Period	Management Terminal Rates of Decline	Upside/Downside Terminal Rates of Decline
Gattex®	2024	(10.0)%	(5)%/(15)%
Revestive®	2029	(10.0)%	(5)%/(15)%
Natpara®	2026	(15.0)%	(10)%/(20)%
Natpar	2027	(15.0)%	(10)%/(20)%
NPSP795	2030	(10.0)%	—
Sensipar®	2018	N/A **	—

*                 The projections used in the illustrative sum-of-the-parts discounted cash flow analysis reflected lower 2025 - 2027 SG&A expense, and correspondingly greater 2025 - 2027 unlevered free cash flow, for Natpar (see footnote (2) to the table of risk-adjusted product level projections included below under “The Solicitation or Recommendation—Certain Company Management Projections—Risk-Adjusted Projections”).

**          Per the Company’s management, no terminal value was derived for Sensipar® because the Company’s right to receive royalties in respect of that product ends at the conclusion of 2018.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the third paragraph in the section entitled “The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Summary of Financial Analyses—Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis” as follows:

“In addition, using discount rates ranging from 10.0% to 12.0%, Goldman Sachs and Leerink also derived a range of present values as of December 31, 2014 of the estimated benefits of the Company’s net operating loss carry-forwards (“NOLs”) through the end of 2031, and of the Company’s unallocated corporate expenses, which included corporate overhead expenses, executive compensation, including stock-based compensation, milestone payments and capital expenditures, through the end of 2022, as reflected in the Management Risk Adjusted Forecasts, and divided the ranges by the total number of fully diluted outstanding Shares (calculated on a treasury method basis based on information provided by the Company’s management) to derive illustrative present values per Share for such benefits and expenses. Based on guidance provided by the Company’s management, the estimated benefits of the NOLs and the unallocated corporate expenses were assumed to have no terminal value.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the penultimate paragraph in the section entitled “The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Summary of Financial Analyses—Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis” as follows:

“The analysis yielded the following ranges, which reflect rounding, of illustrative present values per Share as of December 31, 2014 for each of the products and products candidates, the Company’s NOLs, the Company’s unallocated corporate expenses and its cash, cash equivalents and marketable investment securities.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the last paragraph in the section entitled “The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Summary of Financial Analyses—Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis” as follows:

“Goldman Sachs and Leerink added the foregoing ranges, without taking into account rounding reflected above, to derive a range of illustrative present values per Share ranging from $38.89 to $55.90.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing in their entirety the first two sentences in the first paragraph in the section entitled “The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Summary of Financial Analyses—Illustrative Whole Company Discounted Cash Flow Analysis” as follows:

“Goldman Sachs and Leerink performed a discounted cash flow analysis of the Company as whole to derive a range of illustrative present values per Share. Using discount rates ranging from 10.0% to 12.0%, reflecting an estimate of the Company’s weighted average cost of capital, which was derived by application of the Capital Asset Pricing Model, taking into account certain Company-specific metrics, including a target capital structure for the Company, the estimated cost to the Company of long-term debt, an assumed return on cash, if any, a forecast tax rate and predictive beta, as well as certain financial metrics for the United States financial markets generally, Goldman Sachs and Leerink discounted to present value as of December 31, 2014, (i) estimates of the unlevered free cash flow to be generated by the Company from December 31, 2014 through 2026 reflected in the Management Risk-Adjusted Forecasts, (ii) the estimated benefits of the Company’s NOLs from December 31, 2014 through 2026, as reflected in the Management Risk Adjusted Forecasts, and (iii) a range of illustrative terminal values for the Company as of December 31, 2026 calculated by applying perpetuity growth rates ranging from 0.0% to 2.0% to the estimate of the unlevered free cash flow to be generated by the Company in the terminal year, calculated based on year 2026, reflected in the Management Risk-Adjusted Forecasts. The range of perpetuity growth rates used was estimated by Goldman Sachs and Leerink Partners utilizing their respective professional judgment and experience, taking into account the Management Risk-Adjusted Forecasts, terminal rates of decline estimated by the Company’s management with respect to the company’s products and product candidates and market expectations regarding long-term real growth of gross domestic product and inflation.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the first sentence in the penultimate paragraph in the section entitled “The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Summary of Financial Analyses—Selected Precedent Transactions Analysis” as follows:

“With respect to each of these transactions, Goldman Sachs and Leerink calculated the implied premium represented by the announced per share transaction price to the closing price of the target company’s common stock on the last trading day before the public announcement of the transaction or, where relevant, the last undisturbed closing price of the target company’s common stock.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following sentences at the end of the first paragraph in the section entitled “The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Summary of Financial Analyses—General”:

“In that connection, Goldman Sachs and Leerink compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded. Goldman Sachs and Leerink concluded that the companies were not sufficiently comparable for purposes of its financial analysis.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the last sentence at the end of the antepenultimate paragraph in the section entitled “The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors—Summary of Financial Analyses—General” as follows:

“Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs, Leerink or any other person assumes responsibility if future results are materially different from those forecast.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following sentence after the second sentence in the second paragraph in the section entitled “The Solicitation or Recommendation—Certain Company Management Projections—Risk-Adjusted Projections”:

“The Risk-Adjusted Projections reflect an estimate of 100% probability of regulatory approval with respect to Natpara and a range of 88%-100% probability of regulatory approval with respect to Natpar.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the first table (and related footnotes) in the section entitled “The Solicitation or Recommendation—Certain Company Management Projections—Risk-Adjusted Projections” as follows:

Risk-Adjusted Projections

(Amounts in Millions)

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025(1)	2026(1)
Revenue	$306	$491	$725	$965	$1,149	$1,477	$1,724	$1,934	$2,109	$2,222	$2,231	$2,254
Cost of Sales	$22	$59	$92	$129	$170	$207	$231	$215	$232	$243	$238	$221
Gross Profit	$28	$432	$633	$836	$978	$1,271	$1,493	$1,719	$1,877	$1,979	$1,994	$2,033
R&D	$103	$111	$106	$125	$172	$221	$259	$291	$317	$333
SG&A	$202	$215	$245	$268	$311	$364	$433	$386	$422	$445
(Loss) Income Before Income Tax Expense	$(20)	$106	$282	$443	$496	$685	$802	$1,042	$1,138	$1,201	$1,212	$1,244
Net Operating Loss Carryforwards Used	$—	$106	$282	$23	$13	$13	$13	$13	$13	$13
Taxes	$—	$—	$—	$124	$130	$179	$205	$262	$285	$300
Net (Loss) Income	$(20)	$106	$282	$319	$366	$506	$596	$780	$853	$901
Unlevered Free Cash Flow(2)	$(69)	$6	$139	$263	$272	$439	$551	$742	$829	$889	$911	$920

(1)                                  In connection with certain information requested by Goldman Sachs and Leerink to perform certain discounted cash flow analysis described above under the heading “Opinions of the Company’s Financial Advisors—Summary of Financial Analyses,” the Company’s management also prepared the risk-adjusted projections included under columns “2025” and “2026” in the above table and under columns “2025” and “2026” in the below reconciliation for Unlevered Free Cash Flow.

(2)                                  Unlevered Free Cash Flow is defined as income before income tax expense, less taxes, plus depreciation and amortization, less capital expenditures, changes in working capital and milestone payments. Stock-based compensation expense is treated as a cash expense for purposes of determining unlevered free cash flow. Unlevered Free Cash Flow does not take into account the use of the Company’s tax net operating losses.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing in its entirety the third table (including the lead-in sentence and related footnotes) and inserting a new paragraph immediately thereafter in the section entitled “The Solicitation or Recommendation—Certain Company Management Projections—Risk-Adjusted Projections” as follows:

“In addition, as part of the Risk-Adjusted Projections, the Company prepared the risk-adjusted product level projections as set forth below.

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Gattex
Revenue	$98	$132	$190	$257	$306	$354	$397	$392	$379	$372	$364	$327	$295
SG&A		$29	$30	$30	$31	$32	$33	$35	$36	$38	$39
R&D		$14	$13	$10	$10	$9	$10	$10	$11	$11	$12
Changes in Working Capital		$(15)	$(20)	$(17)	$(10)	$(10)	$(9)	$1	$3	$2	$2
Unlevered Free Cash Flow		$31	$48	$86	$117	$141	$162	$168	$167	$161	$156
Revestive(1)
Revenue	$2	$25	$70	$135	$214	$294	$365	$420	$469	$513	$538	$484	$436
SG&A		$19	$24	$28	$32	$33	$34	$35	$36	$37	$39	$35	$32
R&D		$3	$6	$3	$2	$2	$2	$2	$2	$2	$2	$2	$2
Changes in Working Capital		$(19)	$(17)	$(17)	$(17)	$(17)	$(15)	$(12)	$(11)	$(10)	$(6)	$12	$11
Unlevered Free Cash Flow		$(20)	$9	$60	$123	$188	$247	$295	$368	$408	$434	$408	$367
Natpara
Revenue	$—	$17	$87	$174	$286	$436	$618	$757	$875	$961	$1,010	$1,062	$1,116
SG&A		$34	$39	$41	$44	$45	$47	$49	$51	$53	$56	$32	$33
R&D		$24	$20	$12	$14	$23	$24	$25	$26	$18	$18	$18	$19
Changes in Working Capital		$(12)	$(24)	$(22)	$(23)	$(30)	$(36)	$(28)	$(24)	$(17)	$(10)	$(10)	$(11)
Unlevered Free Cash Flow		$(54)	$(9)	$44	$104	$175	$269	$355	$423	$482	$516	$558	$587
Natpar (1)
Revenue	$—	$2	$5	$11	$26	$57	$96	$139	$179	$201	$216	$233	$251
SG&A(2)		$2	$5	$22	$34	$35	$36	$38	$39	$40	$42	$45	$48
R&D		$2	$5	$4	$2	$2	$2	$3	$3	$3	$3	$3	$3
Changes in Working Capital		$(1)	$(1)	$(2)	$(3)	$(6)	$(8)	$(9)	$(8)	$(5)	$(3)	$(4)	$(4)
Unlevered Free Cash Flow(2)		$(4)	$(7)	$(17)	$(16)	$4	$33	$67	$99	$119	$131	$142	$153
NPSP-795(1)
Revenue	$—	$—	$—	$—	$—	$—	$—	$16	$32	$63	$95	$126	$158
SG&A		$—	$—	$—	$—	$—	$—	$30	$31	$33	$34	$35	$43
R&D		$7	$9	$14	$14	$15	$15	$16	$17	$17	$18	$18	$18
Changes in Working Capital		$—	$—	$—	$—	$—	$—	$(9)	$(9)	$(18)	$(18)	$(18)	$(18)
Unlevered Free Cash Flow		$(7)	$(6)	$(8)	$(8)	$(9)	$(9)	$(10)	$16	$49	$97	$144	$188
Royalties
Revenue	$121	$130	$139	$148	$133	$8	$2	$—	$—	$—	$—	$—	$—
Unlevered Free Cash Flow		$77	$82	$88	$79	$4	$1	$—	$—	$—	$—	$—	$—

(1)                                  In connection with certain information requested by Goldman Sachs and Leerink to perform the illustrative sum-of-the-parts discounted cash flow analysis described above under the heading “Opinions of the Company’s Financial Advisors—Summary of Financial Analyses,” the Company’s management also prepared the following additional risk-adjusted product level projections (in millions): Revenue: $392 (2027), $353 (2028) and $318 (2029) for Revestive; $270 (2027) for Natpar; $156 (2027), $156 (2028), $151 (2029) and $148 (2030) for NPSP- 795; SG&A: $28 (2027), $25 (2028) and $23 (2029) for Revestive; $52 (2027) for Natpar; $39 (2027), $33 (2028), $29 (2029) for NPSP- 795; R&D: $1 (2027), $1 (2028) and $1 (2029) for Revestive; $3 (2027) for Natpar; $18 (2027), $18 (2028), $18 (2029) for NPSP- 795; Changes in Working Capital: $10 (2027), $9 (2028) and $8 (2029) for Revestive; $(4) (2027) for Natpar; $0 (2027), $1 (2028), $3 (2029) for NPSP- 795; and Unlevered Free Cash Flow: $331 (2027), $298 (2028) and $268 (2029) for Revestive; $165 (2027) for Natpar; $209 (2027), $211 (2028), $207 (2029) for NPSP- 795.

(2)                                  The projections used in the illustrative sum-of-the-parts discounted cash flow analysis reflected lower 2025 - 2027 SG&A expense, and correspondingly greater 2025 - 2027 unlevered free cash flow, for Natpar.  Had the 2025 - 2027 estimated unlevered free cash flow projections for Natpar reflected above been used, the resulting illustrative value range would have been approximately $0.59 lower and Goldman Sachs and Leerink confirmed  that had they issued their respective fairness opinions on January 11, 2014 on the basis of financial analyses performed using such projections, the  conclusion set forth in such opinions would not have changed.

In connection with certain information requested by Goldman Sachs and Leerink to perform the illustrative sum-of-the-parts discounted cash flow analysis described above under the heading “Opinions of the Company’s Financial Advisors—Summary of Financial Analyses,” Goldman Sachs and Leerink utilized the following unallocated corporate expense amounts for the Company: $171 (2015), $175 (2016), $186 (2017), $193 (2018), $201 (2019), $210 (2020), $218 (2021) and $227 (2022). Such amounts reflect the whole company R&D and SG&A amounts provided herein, less the R&D and SG&A amounts allocated to specific products in the risk-adjusted product level projections set forth above.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in their entirety the second and third sentences in the first paragraph in the section entitled “The Solicitation or Recommendation—Certain Company Management Projections—Non-Risk-Adjusted Projections” as follows:

“Certain of the Non-Risk-Adjusted Projections were provided to Shire during the due diligence process prior to the execution of the Merger Agreement. Certain of the Non-Risk-Adjusted Projections were also uploaded into the Company’s electronic data room so that the other parties executing a confidentiality agreement with the Company could also review them in connection with their evaluation of the Company.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing in its entirety the second table and inserting a new table (including a lead-in sentence) immediately thereafter in the section entitled “The Solicitation or Recommendation—Certain Company Management Projections—Non-Risk-Adjusted Projections” as follows:

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Gattex	$98	$139	$200	$270	$322	$373	$418	$413	$399	$391	$383	$345	$310
Revestive	$2	$26	$74	$143	$228	$314	$392	$452	$508	$556	$585	$527	$474
Natpara	$—	$19	$96	$193	$318	$485	$687	$841	$972	$1,068	$1,122	$1,180	$1,240
Natpar	$—	$2	$5	$13	$32	$71	$121	$175	$224	$253	$273	$294	$317
NPSP-795	$—	$—	$—	$—	$—	$—	$—	$45	$90	$180	$270	$360	$450
Royalties	$121	$132	$139	$148	$133	$8	$2	$—	$—	$—	$—	$—	$—

In addition, the Company prepared non-risk-adjusted projections with respect to SG&A and R&D, assuming no additional future expenditures for new products, as set forth below:

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
R&D	$103	$111	$106	$107	$119	$124	$129	$135	$131	$136
SG&A	$202	$215	$245	$268	$278	$290	$331	$344	$357	$371

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing in its entirety the last sentence of the final paragraph in the section entitled “The Solicitation or Recommendation—Certain Company Management Projections—Non-Risk-Adjusted Projections” as follows:

“The above projections are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because the Risk-Adjusted Projections were provided to the Board and to the Company’s financial advisors, Goldman Sachs and Leerink, and because certain of the Non-Risk-Adjusted Projections were provided to Shire.”

Item 8.                                   Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following text to the end of the section entitled “Additional Information—Certain Litigation Related to the Offer”:

“Pursuant to an order granted on February 2, 2015 by the Court of Chancery of the State of Delaware (the “Consolidation Order”), the Actions were consolidated into one action captioned In Re NPS Pharmaceuticals Stockholders Litigation, C.A. No. 10553-VCN (the “Consolidated Action”).  The Consolidation Order applies to any future-filed actions relating to the subject matter of the Consolidated Action.

On February 2, 2015, the plaintiffs in the Consolidated Action filed a consolidated class action complaint (the “Consolidated Complaint”), naming as defendants the Company, members of the Board, SPHIL and Purchaser.  The Consolidated Complaint generally alleges that the individual director defendants breached their fiduciary duties to the Company’s stockholders by approving the Merger Agreement because the merger consideration is unfair, certain terms of the Merger Agreement are unfair, the individual defendants are financially interested in the Merger and certain disclosures in the Schedule 14D-9 concerning the transactions contemplated by the Merger Agreement are materially misleading or incomplete. The Consolidated Complaint further alleges that the corporate defendants aided and abetted these alleged breaches of fiduciary duty. The Consolidated Action seeks, among other remedies, to enjoin the transactions contemplated by the Merger Agreement, or in the event that an injunction is not awarded, unspecified money damages, costs and attorney’s fees.

On February 6, 2015, the parties to the Consolidated Action entered into a memorandum of understanding (the “MOU”) setting forth the terms of a settlement of the Consolidated Action. Pursuant to the terms of the MOU, and without agreeing that any of the claims in the Consolidated Action have merit or that such supplemental disclosures were required under any applicable statute, rule, regulation or law, the Company has issued the supplemental disclosures contained in this Amendment No. 4 to the Schedule 14D-9. Also pursuant to the terms of the MOU, the parties expect to execute a stipulation of settlement, which will be subject to approval by the Court of Chancery of the State of Delaware following notice to the Company’s stockholders. There can be no assurance that the settlement will be finalized or that the Court of Chancery of the State of Delaware will approve the settlement. The settlement terms provide that the Consolidated Action will be dismissed with prejudice as to all defendants, and that all defendants will be released of any and all claims relating to, among other things, the Merger and the Merger Agreement, if and when the Court of Chancery of the State of Delaware approves the settlement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NPS PHARMACEUTICALS, INC.

By:
/s/ Christine Mikail
		Name:	Christine Mikail
		Title:	Senior Vice President, Legal Affairs and
General Counsel

Dated: February 6, 2015